[LECG Corporation letterhead]

November 5, 2009

Via EDGAR Filing

Mr. Jonathan Wiggins

Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F St., N.E.

Washington, D.C. 20549

Re:                               LECG Corporation

Form 10-K for the year ended December 31, 2008

Forms 10-Q for the periods ended March 31, 2009 and June 30, 2009

File No. 0-50464

Dear Mr. Wiggins:

We have received your comment letter dated October 23, 2009, with a further comment in reference to our comment response letter dated September 30, 2009.  To facilitate your review, we repeat the caption and paragraph from your comment letter, and are providing the following response to the comment.

Form 10-Q for the period ended June 30, 2009

Note 5, Goodwill and payable for business acquisitions, page 7

1.     We note your response dated September 30, 2009 to our prior comment 1.  You state that as of June 30, 2009 there were no indicators of impairment as described in paragraph 28 of SFAS No. 142, and that this conclusion was in part related to the fact that your operating results for the first six months of 2009 were not significantly different than your revised outlook.  We note that based on your revised outlook and your consideration of quantitative and qualitative factors, you concluded that your entire goodwill asset, including the small residual amount in the FAS reporting unit, was impaired as of December 31, 2008.  Please tell us how you determined that the indicators of impairment at December 31, 2008 did not also exist as of June 30, 2009, particularly since the $1.8 million payment in May 2009 was not a new asset purchase but rather an additional payment related to assets you held at December 31, 2008 with related goodwill that was fully impaired at that date.  In this regard, we also note that FAS revenues and gross profit decreased 23% and 53%, respectively in the six months ended June 30, 2009 over the corresponding prior year period, and decreased 15% and 35%, respectively, in the six months ended June 30, 2009 over the preceding six month period.

LECG Response:

Supplementally, we advise the Staff that in addition to considering the earn-out payment settlement as an extension of the original goodwill asset, we also considered it as an asset separate from the original goodwill and reflective of the value creation inherent in achieving the earn-out financial performance targets. In order for the Secura Group (“Secura”) to achieve the maximum earn-out payment of $2.5 million, Secura would have to generate a cumulative gross margin of 40% or greater and a compound annual growth of revenue (CAGR) greater than 7% from February 2007 to December 2010.

In determining whether or not Secura had, and would continue to create value for the Company and support the recognition of a goodwill asset, we considered its financial performance against the earn-out targets and its financial performance relative to the other FAS components. We noted that Secura’s performance had consistently exceeded the original operating forecast for revenue and gross margin and had consistently exceeded the financial performance of the other FAS components from 2007 through 2009. As of December 31, 2008, Secura had achieved a CAGR of 63% and a cumulative gross margin of 57%; and while the global economic down-turn began to significantly impact our FAS revenues and margins in 2009, Secura had achieved a CAGR of 17% and a cumulative gross margin of 51% through September 30, 2009, which surpassed our other FAS components.

Based on Secura’s financial performance, including its financial performance during the current year and despite the global economic down-turn, we concluded that it was appropriate to capitalize the earn-out settlement as goodwill at June 30, 2009.

We recently completed our annual impairment test using an October 1st measurement date.  The results of that test indicated that the fair value of our FAS reporting unit was greater than its carrying value and that the goodwill asset was not impaired. We will continue to monitor this goodwill asset for impairment indicators in the future.

To provide more clarity as to why we recorded the contingent earn-out payment as goodwill, we will include the following disclosure in the Notes to Condensed Consolidated Financial Statements to be included in our Form 10-Q for the period ended September 30, 2009:

5.             Goodwill and payable for business acquisitions

In May 2009, the Company entered into an amendment to the Secura Group, LLC (“Secura”) asset purchase agreement to settle certain contingent obligations to the former sellers. As a result, the Company will make additional purchase price payments totaling $1.8 million, of which $1.7 million is due December 31, 2009 and $0.1 million is due March 1, 2011.  The asset purchase agreement required an additional purchase price payment of up to $2.5 million if Secura exceeded a compound annual growth rate of revenue of 7% or greater and a cumulative gross margin of 40% or greater from February 2007 to December 2010.  Secura had exceeded these financial performance targets through May 2009 and the Company negotiated a $1.8 million settlement with the Secura sellers for this contingent obligation. The Company recorded the purchase price settlement as goodwill based on Secura’s financial performance in excess of the earn-out targets and its original operating forecast through the date of the settlement agreement in May 2009.

The additional purchase price goodwill asset is subject to review for impairment under the criteria outlined in FASB ASC 350, Intangible - Goodwill and Other. For impairment testing purposes, the Company assigned this goodwill to the Finance and Accounting Services segment.  At September 30, 2009, the Economics reporting unit did not have any assigned goodwill.  The Company performed its annual goodwill impairment test using an October 1st measurement date.  The fair value of the FAS reporting unit exceeded its carrying value; and as a result, the Company concluded that the goodwill asset was not impaired as of the measurement date.

*          *         *         *          *

LECG Corporation acknowledges that:

•      the company is responsible for the adequacy and accuracy of the disclosure in the referenced filing;

•      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (510) 985-5734 if you have any additional comments or questions regarding our response.

Sincerely yours,

/s/ Steven R. Fife

Steven R. Fife
Chief Financial Officer
LECG Corporation

cc: Deloitte & Touche LLP

Bradley J. Rock, DLA Piper LLP (US)